FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of April 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________ ).

Enclosure:

Acambis to announce first quarter results on 15 May 2003
Annual Report and Form 20-F and Notice of AGM posted

Annual Report and Form 20-F and Notice of AGM posted
SIGNATURE

Acambis to announce first quarter results on 15 May 2003

Cambridge, UK and Cambridge, Massachusetts — 28 April 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the first quarter ended 31 March 2003 on Thursday, 15 May.

The results announcement will be released at 7.00 am BST. A conference call for analysts will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until Friday, 23 May on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 281172.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until Monday, 19 June.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

Annual Report and Form 20-F and Notice of AGM posted

Cambridge, UK and Cambridge, Massachusetts — 8 April 2003 — Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM) announces that its Annual Report and Form 20-F for the year ended 31 December 2002 has been posted to shareholders and is available from the Company Secretary, Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT.

Posted with the Annual Report and Form 20-F is a notice convening the 2003 Annual General Meeting (“AGM”) of the Company to be held at 10.00 am on 13 May 2003 at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG, and a proxy form relating to the AGM.

In addition to the normal resolutions proposed at the AGM, there will be resolutions to:

i)	amend some of the terms of Acambis’ share option plans;

ii)	introduce a new US employee stock purchase plan; and

iii)	authorise the re-purchase of up to 10% of the Company’s issued share capital.

Copies of the Annual Report and Form 20-F, the Notice of Annual General Meeting and the proxy form have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number: +44 (0) 20 7676 1000).

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications